CAPITAL PORTFOLIO MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended March 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Portfolio Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9515 Deereco Road, Suite 1010

(No. and Street)

Timonium   Maryland   21093

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.

(Name – *if individual, state last, first, middle name*)

139 North Maint St., Ste 101   Bel Air   MD   21014

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Dyer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Portfolio Management, Inc. _____ , as of March 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

EXP; 4-20-2023

President

Title

_____ V____ 5-20-2020

Notary Public

BELASH KALANTARI
Notary Public-Maryland
Baltimore County
My Commission Expires
April 30, 2023

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Portfolio Management, Inc. as of March 31, 2020, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc.as of March 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2016.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kruegal & Associates, P.A.

Bel Air, Maryland
June 2, 2020

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2020

ASSETS

Cash	$	83,808
Deposits with clearing organization		50,532
Marketable securities		18,225
Commissions receivable		126,963
Receivable from non-customer		537
Prepaid expenses		82
Rental security deposit		7,125
Furniture and equipment (at cost, less accumulated depreciation of $28,159)		-
TOTAL ASSETS	$	287,272

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	9,688
Due to employee		58,073
Deferred tax liability		31,500
Total liabilities		99,261

STOCKHOLDERS' EQUITY

Nonconvertible preferred stock, $1 par value, 100,000 shares authorized, 98,600 shares issued	493,000
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued	25,000
Retained deficit	(329,989)
Total stockholders' equity	188,011

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	287,272

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2020

Revenues		
Commissions	$	914,840
Mutual fund fees		407,076
Principal transactions		15,291
Interest		2,049
Other		88,203
Total revenue		1,427,459
Expenses		
Compensation and benefits		1,136,333
Floor brokerage and clearing fees		93,188
Occupancy and equipment rental		93,944
Communications		11,469
Office supplies		14,668
Registration and licenses		11,561
Insurance		7,921
Other		39,608
Total expenses		1,408,692
Income before income taxes		18,767
Provision for income taxes		5,000
Net income	$	13,767

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2020

| | Capital Stock | | Retained | |
	Preferred	Common	Deficit	Total
Balance, March 31, 2019	$ 493,000	$ 25,000	$ (309,286)	$ 208,714
Net income	---	---	13,767	13,767
Dividends paid on preferred stock	---	---	(34,470)	(34,470)
Balance, March 31, 2020	$ 493,000	$ 25,000	$ (329,989)	$ 188,011

The accompanying notes are an integral part of these financial statements

5

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2020

Cash flows from operating activities:

Net Income	$	13,767
Adjustments to reconcile net income to net cash		
provided by operating activities		
Deferred income tax		5,000
(Increase) decrease in operating assets:		
Commissions receivable		(32,816)
Marketable securities		14,863
Deposits with clearing organizations		(279)
Receivable from non-customer		(537)
Prepaid expenses		7,125
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(2,020)
Due to employee		57,994
Net cash provided by operating activities		63,097

Cash flows from financing activities:

Dividend on preferred stock		(34,470)
Net cash used in financing activities		(34,470)
Net increase in cash		28,627
Cash, beginning of year		55,181
Cash, end of year	$	83,808

Supplemental cash flow disclosures:

Cash payments for:

Interest	$	-
Federal and state income taxes	$	-

The accompanying notes are an integral part of these financial statements

6

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to their clearing firm, which carries and clears such transactions for the Company on a fully disclosed basis. The Company utilizes Hilltop Securities, a Hilltop Holdings Company, as their clearing firm.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Office Equipment

   Cost of office equipment is $28,159 as of March 31, 2020 and the assets are fully depreciated as of March 31, 2020. Depreciation of office equipment is determined by use of the straight line method over five to seven years.

   The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   E. Allowance for Bad Debts

   The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectable. Potential uncollectable receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

   F. Income Taxes

   The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in accordance with Financial Accounting Standards Board (FASB) guidance.

   The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

   As of March 31, 2020, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to March 31, 2016 for federal and state purposes.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

G. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at the clearing firm. It does not include security deposits held as cash.

H. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

I. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $5,000 to the plan for the year ended March 31, 2020.

J. Advertising

Advertising costs for the fiscal year were $7,266. These costs are expensed as incurred.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

3. Fair Value Measurements – Continued

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At March 31, 2020 the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of March 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
Dreyfus money market Class B shares	$ 50,532	$ ----		$ 50,532
Securities owned:				
Publicly traded options	18,225	----		18,225
Total assets at fair value	$ 68,757	$ ----	$ ----	$ 68,757

There were no transfers between Level 1 and Level 2 during the year.

4. Accounts Receivable

Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies.

5. Preferred Stock

The Company has authorized 100,000 shares of preferred stock at a par value of $1 per share and has issued 98,600 shares. The Company paid $34,470 in dividends during the year.

6. Income Taxes

The provision for income taxes consists of the following:

Current	Federal	$	---
	State		---
Deferred	Federal		3,500
	State		1,500
Total provision		$	5,000

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Net commissions not received	$ 22,399	$ 9,672	$ 32,071
Unrealized loss on securities owned	(399)	(172)	(571)
	$ 22,000	$ 9,500	$ 31,500

At March 31, 2020, the Company had a loss carryforward of $2,000 that may be offset against future taxable income.

7. Lease Commitments

The Company leases its office space under a non-cancelable operating lease expiring April 30, 2022.

As of March 31, 2020, the aggregate future minimum rental payments under the lease are as follows:

2021	$ 93,204
2022	96,000
2023	8,019
Total	$ 197,223

11

8. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

9. Related Party Transactions

During the year the Company made advances to one of its common stockholders. These advances are payable on demand and bear no interest. As of March 31, 2020 the Company owed $58,073 to the stockholder.

10. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2020 was $217,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2020, the Company's net capital was $88,042 which exceeded the capital requirements of $50,000 by $38,042 and its net capital ratio was .077 to 1.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 2, 2020, the date the financial statements were available to be issued. During the period April 1, 2020 through June 2, 2020 the Company did not have any subsequent events requiring recognitions or disclosure.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
March 31, 2020

NET CAPITAL		
Total stockholders' equity	$	188,011
Deductions and/or charges:		
Commissions receivable from mutual funds,		
insurance companies, and clearing firm		83,112
Receivable from non-customer		537
Prepaid expenses		82
Rental security deposit		7,125
Total deductions and/or charges		90,856
Net capital before haircuts on securities positions		97,155
Haircuts on securities:		
Trading and investment securities:		
Publicly traded options		9,113
Net capital	$	88,042

There were no material differences between the audited computation of net capital and the broker dealer's corresponding Unaudited Part IIA.

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2020

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$	9,688
Due to employee		58,073
Total aggregate indebtedness	$	67,761

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	50,000
Excess net capital	$	38,042
Net capital less 120% of minimum dollar net capital requirement	$	28,042
Ratio: Aggregate indebtedness to net capital		.077 to 1

15

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2020

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2020

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

KUCZAK
& ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Capital Portfolio Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Portfolio Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Portfolio Management, Inc. stated that Capital Portfolio Management, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2020 without exception. Capital Portfolio Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
June 3, 2020

18

Capital Portfolio Management, Inc. Exemption Report
For the Year Ended March 31, 2020

Capital Portfolio Management, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Patrick V. Dyer, President